RADICA GAMES LIMITED
                                     REPORTS THIRD QUARTER PROFITS

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
NOVEMBER 20TH, 2000                                  PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201



(HONG KONG) Radica Games Limited (NASDAQ RADA) reported today an after tax profit of $3.9 million for the third quarter ended September 30, 2000 or $0.22 per fully diluted share versus $8.8 million or $0.48 for the same period last year. After tax loss for the nine months ended September 30, 2000 including restructuring charges taken in the second quarter was $15.7 million or $0.89 loss per share versus a profit of $14.2 million or $0.74 earnings per share for the nine months ended September 30, 1999.

Total revenues for the third quarter ended September 30, 2000 were $39.9 million, compared to $47.4 million for the same period in 1999. Total revenues for the nine months ended September 30, 2000 were $69.1 million, compared to $89.1 million for the same period last year. As reported in previous quarters, the revenue decline during 2000 has resulted primarily from severely adverse market conditions in the electronic handheld game category which have only partially been offset by the growth of the Company's Girl Tech(R) product line and the introduction of Radica's new PlayTV(TM) line of games that connect directly into television sets.

Revenues were comprised of 46% Radica handheld games, 17% Girl Tech(R), 13% PlayTV(TM), 6% Gamester(R) (controllers) and 18% ODM. This compares to 64%, 6%, 0%, 7% and 23% for Q3 `99. Video game controller revenues were also down from 1999 as a result of the effects of the platform transition from Sony's PlayStation to PlayStation 2. The Company expects increases in this business segment from Q4 2000 onwards when PlayStation 2 is being launched; however, Q4 PlayStation 2 controller revenues are expected to be adversely affected in Q4 due to significant reductions in supply of the PlayStation 2 console that were recently announced by Sony for the 2000 holiday season.

Pat Feely, Radica's President and CEO said, "It is gratifying to report third quarter profits ahead of our expectations in this particularly difficult and challenging year. While the handheld game and video game controller markets have been very soft this year, we are pleased with the performance of Girl Tech(R) and our new PlayTV(TM) line. We look forward to building on those successes and taking advantage of the momentum PlayStation 2 will bring to the controller market next year."

Gross margin for the quarter was 34.1% compared to 39.5% in Q3 of 1999 as a result of the impact of sales of closeout product.

Operating expenses dropped from $10.4 million in Q3 of 1999 to $10.1 million as a result of savings in salaries due to the Q2 reorganization offset by an increase in advertising expenditures of $1 million. Expenses were down by approximately US$0.8 million from Q2 2000 (before the effect of the Q2 restructuring charge).

At September 30, 2000 the Company had $26.4 million of cash ($1.49 per share) and net assets of $70.1 million ($3.97 per share). Inventories dropped to $21.4 million from $24.6 million at both 31st December 1999 and 30th September 1999 as a result of the Company's successful moves to close out old inventories. The Company also announced that due to appropriate planning, it had been able, in most cases, to ship products on time without being adversely effected by chip shortages, however the lack of supply has limited the upside of certain successful lines such as PlayTV(TM) Baseball, PlayTV(TM) Huntin' and the Password Journal(R). The Company stated that the majority of its advertising expenditures will fall in Q4 (approximately $5 million compared to $1.4 million in Q3 2000) and that gross margins were likely to be lower in Q4 due to an increased percentage of controller product to meet the demand for PlayStation 2 peripherals for Christmas plus additional closeout shipments planned during the quarter. As a result of these factors the Company expects to report a loss during the fourth quarter.

"As previously announced we decided that as a result of our strong cash position it is possible and important to invest significant additional resources in advertising to support the launch of our exciting, new PlayTV(TM) product line during the fourth quarter. While this will impact our fourth quarter results, we believe it is the right move for the future potential of our business," said Feely.


The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1999, as filed with the Securities and Exchange Commission. See "Item 1. Description of Business -- Risk Factors" in such report on Form 20-F.


Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, high-tech toys, video game controllers and peripherals, and Internet enabled appliances. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.

Sony and Sony PlayStation are registered marks of Sony Corporation.


                                    -- END --

                                          RADICA GAMES LIMITED
                                 CONSOLIDATED STATEMENTS OF OPERATIONS

(US Dollars in thousands,                          Three months ended            Nine months ended
 except per share data)                               September 30,                 September 30,
                                              --------------------------    --------------------------
                                                 2000           1999            2000           1999
                                              ------------  ------------    ------------  ------------
                                               (unaudited)   (unaudited)     (unaudited)   (unaudited)

REVENUES:
Net sales                                          39,899        47,388          69,050        89,050
Cost of sales                                     (26,299)      (28,657)        (57,120)      (51,466)
                                              ------------  ------------    ------------  ------------
Gross profit                                       13,600        18,731          11,930        37,584
                                              ------------  ------------    ------------  ------------

OPERATING EXPENSES:
Selling, general and administrative expenses       (7,335)       (7,299)        (20,140)      (17,086)
Research and development                           (1,358)       (1,686)         (4,182)       (3,878)
Depreciation and amortization                      (1,399)       (1,383)         (4,127)       (3,557)
Restructuring charge                                    -             -          (1,369)            -
                                              ------------  ------------    ------------  ------------
Total operating expenses                          (10,092)      (10,368)        (29,818)      (24,521)
                                              ------------  ------------    ------------  ------------

OPERATING INCOME (LOSS)                             3,508         8,363         (17,888)       13,063

OTHER INCOME                                          356           364           1,034           720

SHARE OF LOSS OF AFFILIATED COMPANY                     -          (142)              -          (704)

NET INTEREST INCOME                                    78           327             556         1,281
                                              ------------  ------------    ------------  ------------

INCOME (LOSS) BEFORE INCOME TAXES                   3,942         8,912         (16,298)       14,360

(PROVISION) CREDIT FOR INCOME TAXES                   (78)          (95)            614          (184)
                                              ------------  ------------    ------------  ------------

NET INCOME (LOSS)                             $     3,864   $     8,817     $   (15,684)  $    14,176
                                              ============  ============    ============  ============

EARNINGS (LOSS) PER SHARE - BASIC:

Net earnings (loss) per share                 $      0.22   $      0.50     $     (0.89)  $      0.78
                                              ============  ============    ============  ============

Average number of shares outstanding           17,639,400    17,801,396      17,624,297    18,282,007
                                              ============  ============    ============  ============

EARNINGS (LOSS) PER SHARE
  - ASSUMING DILUTION:

Net earnings (loss) per share and
  dilutive potential common stock             $      0.22   $      0.48     $     (0.89)  $    $ 0.74
                                              ============  ============    ============  ============

Average number of shares and dilutive
   potential common stock outstanding          17,937,229    18,530,393      17,624,297    19,163,933
                                              ============  ============    ============  ============

                                         RADICA GAMES LIMITED
                                      CONSOLIDATED BALANCE SHEETS

                                                ASSETS
                                                                      September 30,      December 31,
                                                                      ------------       ------------
(US Dollars in thousands, except share data)                              2000               1999
                                                                      ------------       ------------
                                                                           (unaudited)
CURRENT ASSETS:
Cash and cash equivalents                                             $     26,368       $     32,159
Accounts receivable, net of allowances for doubtful accounts of $2,260 ($389 at Dec. 31, 1999) and estimated customer
  returns of $595 ($624 at Dec. 31, 1999)                                   19,837             23,750
Inventories, net of provision of $7,305 ($2,339 at Dec. 31, 1999)           21,411             24,625
Prepaid expenses and other current assets                                    3,073              4,752
Income taxes receivable                                                       --                1,257
Deferred income taxes                                                        3,667              3,667
                                                                      ------------       ------------

        TOTAL CURRENT ASSETS                                                74,356             90,210
                                                                      ------------       ------------

PROPERTY, PLANT AND EQUIPMENT, NET                                          18,448             17,523
                                                                      ------------       ------------

INTANGIBLE ASSETS, NET                                                      12,037             14,351
                                                                      ------------       ------------

DEFERRED INCOME TAXES, NONCURRENT                                               11                 11
                                                                      ------------       ------------

        TOTAL ASSETS                                                  $    104,852       $    122,095
                                                                      ============       ============

                                 LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term borrowings                                                        2,980              1,464
Accounts payable                                                            12,718             12,029
Current portion of long-term debt                                            3,648              1,399
Accrued payroll and employee benefits                                          518              2,511
Accrued expenses                                                             8,399              7,614
Income taxes payable                                                           140                 70
                                                                      ------------       ------------

        TOTAL CURRENT LIABILITIES                                           28,403             25,087
                                                                      ------------       ------------

LONG-TERM DEBT                                                               6,385             10,946
                                                                      ------------       ------------

        TOTAL LIABILITIES                                                   34,788             36,033
                                                                      ------------       ------------

SHAREHOLDERS' EQUITY:
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  17,650,602 shares outstanding (17,639,594 at Dec. 31, 1999)                  177                176
Additional paid-in capital                                                   1,843              1,757
Retained earnings                                                           68,068             84,100
Cumulative translation adjustment                                              (24)                29
                                                                      ------------       ------------

       TOTAL SHAREHOLDERS' EQUITY                                           70,064             86,062
                                                                      ------------       ------------

       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                     $    104,852       $    122,095
                                                                      ============       ============